Leon E. Salkin

Associate

+1.215.963.5620

leon.salkin@morganlewis.com

September 21, 2018

FILED AS EDGAR CORRESPONDENCE

David Orlic, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Gallery Trust 485(a) Filing (File Nos. 333-206713 and 811-23091)

Dear Mr. Orlic:

On behalf of our client, Gallery Trust (the “Trust”), this letter responds to the comments provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 8, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 11, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Mondrian Emerging Markets Equity Fund and the Mondrian International Government Fixed Income Fund (the “Funds”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Mondrian Investment Partners Limited (the “Adviser”), the investment adviser of the Funds, for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

1.	Comment. For the fee table and “Example,” please treat the Funds as “New Funds,” as such term is defined in Instruction 6 to Item 3 of Form N-1A. Please also remove all references to the Predecessor Funds outside of the “Performance Information” sections.

Response. Instruction 6 to Item 3 of Form N-1A defines a “New Fund” as a fund that “does not include in Form N-1A financial statements reporting operating results or that includes financial statements for the fund’s initial fiscal year reporting operating results for a period of 6 months or less.” The Trust respectfully submits that the Funds are not “New Funds” because, as the performance and accounting survivors of the Reorganizations, each Fund will include in Form N-1A the financial statements of its Predecessor Fund. Nevertheless, the disclosure in the first footnote to each Fund’s fee table that “the Fund’s ‘Annual Fund Operating Expenses’ have been restated to reflect current fees” has been replaced with “the Fund’s Other Expenses are based on estimated amounts for the current fiscal year, after giving effect to the Reorganization.”

Morgan, Lewis & Bockius llp

1701 Market Street
Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001

David Orlic, Esq.

September 21, 2018

2.	Comment. Please confirm supplementally that the Mondrian Emerging Markets Equity Fund does not expect to invest in contingent convertible securities as part of its principal investment strategies or, alternatively, add appropriate disclosure.

Response. The Adviser confirms that it does not currently expect investments in contingent convertible securities to be part of the Fund’s principal investment strategies.

3.	Comment. Please confirm supplementally that an ETF will only be counted toward satisfying the Mondrian Emerging Markets Equity Fund’s 80% investment policy if the ETF has a policy to invest at least 80% of its net assets, plus any borrowings for investment purposes, in the equity securities of emerging markets issuers.

Response. The Adviser confirms that an ETF will only be counted toward satisfying the Mondrian Emerging Markets Equity Fund’s 80% investment policy if the ETF has a policy to invest at least 80% of its net assets, plus any borrowings for investment purposes, in the equity securities of emerging markets issuers, or the ETF otherwise invests at least 80% of its net assets, plus any borrowings for investment purposes, in the equity securities of emerging markets issuers.

4.	Comment. Please explain supplementally why the Adviser generally defines companies with large market capitalizations as those with market capitalizations of $3.5 billion or more at the time of purchase.

Response. The following response was prepared by the Adviser and provided to the Trust for inclusion in this response letter:

The $3.5 billion threshold was initially set by considering multiple factors, including MSCI’s classification of large capitalization companies within emerging markets. As described in the Prospectus, the $3.5 billion level is subject to market movements and is regularly reviewed by the Adviser. The Adviser continues to believe this is an appropriate definition of large capitalization within the emerging markets asset class.

5.	Comment. Please add principal risk disclosure regarding the Mondrian Emerging Markets Equity Fund’s investments in depositary receipts.

Response. The requested change has been made.

6.	Comment. In the last sentence of the second paragraph of each Fund’s “Performance Information” section, please replace “the performance would have been higher or lower for a given period depending on the expenses incurred by the Predecessor Fund for that period” with “the performance may have been lower for a given period depending on the expenses incurred by the Predecessor Fund for that period.”

David Orlic, Esq.

September 21, 2018

Response. The sentence has been revised to read as follows:

If the Predecessor Fund’s performance information had been adjusted to reflect the Fund’s expenses, the performance would have been different for a given period depending on the expenses incurred by the Predecessor Fund for that period.

7.	Comment. In the first sentence of the Mondrian International Government Fixed Income Fund’s “Principal Investment Strategies” section, please reference investments in fixed income securities issued by foreign governments.

Response. The sentence has been revised to read as follows:

The Fund is an international fund that invests primarily in fixed income securities of foreign governments or other issuers that are organized, have a majority of their assets or derive most of their operating income outside of the United States.

8.	Comment. Please confirm that the principal investment strategies disclosure for each Fund provided in response to Item 4 of Form N-1A appropriately summarizes the principal investment strategies disclosure for the Fund provided in response to Item 9 of Form N-1A.

Response. The Trust confirms that the principal investment strategies disclosure for each Fund provided in response to Item 4 of Form N-1A appropriately summarizes the principal investment strategies disclosure for the Fund provided in response to Item 9 of Form N-1A.

9.	Comment. In the “Receiving Your Money” section, please describe the methods that a Fund typically expects to use to meet redemption requests, and whether those methods are used regularly, or only in stressed market conditions. See Item 11(c)(8) of Form N-1A.

Response. The section states that:

A Fund typically expects to sell portfolio assets and/or hold cash or cash equivalents to meet redemption requests. On a less regular basis, a Fund may also meet redemption requests by using short-term borrowings from its custodian and/or redeeming shares in-kind (as described below). These methods may be used during both normal and stressed market conditions.

In light of the foregoing, the Trust believes that the section includes appropriate disclosure with respect to these matters.

10.	Comment. In the “Financial Highlights” section, please clarify that the financial highlights show the performance of the Predecessor Funds.

David Orlic, Esq.

September 21, 2018

Response. The section states that:

Each of the Mondrian Emerging Markets Equity Fund and the Mondrian International Government Fixed Income Fund assumed the performance and accounting history of its Predecessor Fund as a result of its Reorganization. Accordingly, the performance information shown below for each of the Mondrian Emerging Markets Equity Fund and the Mondrian International Government Fixed Income Fund is that of its Predecessor Fund.

In light of the foregoing, the Trust believes that the section includes appropriate disclosure with respect to this matter.

Comments on the SAI

11.	Comment. Please explain how the following disclosure is consistent with SEC and Staff guidance regarding registered investment company use of senior securities:

A Fund may enter into agreements with broker-dealers that require the broker-dealers to accept physical settlement for certain types of derivative instruments. If this occurs, the Fund would treat such derivative instruments as being cash settled for purposes of determining the Fund’s coverage requirements.

Response. The disclosure has been revised to read as follows:

Futures contracts, forward contracts and other applicable securities and instruments that settle physically, and written options on such contracts, will be treated as cash settled for asset segregation purposes when a Fund has entered into a contractual arrangement with a third party futures commission merchant or other counterparty to off-set the Fund’s exposure under the contract and, failing that, to assign its delivery obligation under the contract to the counterparty.

With respect to asset segregation for cash settled derivatives, the SEC has stated that “for certain derivatives that are required by their terms to be net cash settled, and thus do not involve physical settlement, funds often segregate an amount equal to the fund’s daily mark-to-market liability ... Funds initially applied this approach to specific types of transactions addressed through guidance by our staff: first interest rate swaps and later cash-settled futures and non-deliverable forwards ... We understand, however, that many funds now apply mark-to-market segregation to a wider range of cash-settled instruments. Our staff has observed that some funds appear to apply the mark-to-market approach to any derivative that is cash settled.” See Use of Derivatives by Registered Investment Companies and Business Development Companies, SEC Release IC-31933 (December 11, 2015). Furthermore, in Dreyfus Strategic Investing & Dreyfus Strategic Income (pub. avail. June 22, 1987), the Staff agreed not to recommend enforcement action to the SEC when funds engage in certain transactions that may involve the issuance of a senior security without limiting the transactions to the 300% asset coverage requirement of Section 18(f), provided that the funds “cover” (i.e. offset) the positions, as described in the no-action letter. The Trust believes that the revised disclosure is consistent with SEC and Staff guidance regarding registered investment company use of senior securities because the contractual arrangement described in the disclosure would offset a fund’s obligation to deliver or accept delivery of a security or instrument underlying a physically settled derivative, and limit the fund’s obligation pursuant to the derivative to the fund’s daily mark-to-market liability.

David Orlic, Esq.

September 21, 2018

12.	Comment. In the “Description of Permitted Investments” section, please remove the term “accrued” from the last two sentences in the fourth paragraph under the “Swaps Agreements” heading.

Response. The sentences have been removed.

13.	Comment. Please confirm that if the Fund enters into a credit default swap (“CDS”) as a seller, it will segregate cash or liquid securities in an amount equal to the notional amount of the CDS, or will otherwise “cover” its position.

Response. The Adviser confirms that if a Fund writes (sells) a CDS, the Fund will, during the term of the CDS, segregate the amount that would be owed to the counterparty upon the occurrence of a credit event under the terms of the CDS (the “recovery amount”), less any offsetting obligations, or otherwise “cover” its position. Typically, the recovery amount is the notional amount of the CDS (i.e. the par amount of the debt or bond for which credit protection is sold).

14.	Comment. In the “Investment Limitations” section, please clarify the phrase “certain borrowings” in the description of senior securities.

Response. The phrase has been replaced with “certain derivatives.”

15.	Comment. Please file as exhibits to the Trust’s registration statement on Form N-1A: (a) a consent from the Predecessor Funds’ auditor; and (b) an opinion and consent of counsel regarding the legality of the securities being registered, stating whether the securities will, when sold, be legally issued, fully paid, and non-assessable.

Response. The documents have been filed as exhibits to post-effective amendment no. 9 to the Trust’s registration statement on Form N-1A.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

David Orlic, Esq.

September 21, 2018

Very truly yours,

/s/ Leon Salkin
Leon Salkin